Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

04012337

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

14 January 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
13 January 2004	Announcement to Australian Stock Exchange Issue and Cancellation of Shares
13 January 2004	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notice (D A Crawford)
13 January 2004	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notice (G G Edington)
13 January 2004	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notice (P C Goldmark)
13 January 2004	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notice (R A Longes)
13 January 2004	Announcement to Australian Stock Exchange Change in Substantial Holder Notice (Stockland)

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

dlw 1/22

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

13 January 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Eighteen (18) pages

Dear Sir

Re: Stock Exchange Announcement
Issue and Cancellation of Shares

Attached are the following documents:

- Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to 10,637 ordinary shares allotted pursuant to the Company's Non Executive Directors' Retirement Benefit Plan (approved by shareholders at the 2000 Annual General Meeting); and
- a copy of Form 484 lodged with the Australian Securities and Investments Commission in relation to the cancellation of 489,120 ordinary shares pursuant to the Company's on market share buyback.

Following the above issue and cancellation of shares, the current issued capital of Lend Lease Corporation Limited is 409,849,024.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,637
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SHARES ALLOTTED PURSUANT TO THE NON EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN (APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$9.948
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ALLOTTED PURSUANT TO THE NON EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN (APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 JANUARY 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	409,849,024	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANK EQUALLY FROM THE DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Sharpe .... Date: 13/1/2004
(~~Director~~/Company secretary)

Print name: S J SHARPE

== == == == ==

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[x] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary	409,849,024	$834,310,065	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occured

3 0 / 1 2 / 0 3
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	10,637	$9.948	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0 2 / 0 1 / 0 4
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	489,120	$4,831,142

Earliest date of change

Please indicate the earliest date that any of the above changes occured

3 0 / 1 2 / 0 3
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ *Company name*

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares *increased by* ... (number)	Shares *decreased by* ... (number)	Number now held	Total $ paid *on these shares*	Total $ *unpaid* on these shares	Fully paid *(y/n)*	Beneficially *held (y/n)*	Top 20 *member (y/n)*

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

☐ Director

☒ Company secretary

Signature

S. Sharpe

Date signed

13 / 01 / 04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent *name and number*

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☒ Name of lodging party

Lend Lease Corporation Limited

Office, unit, level, or PO Box number

Level 46 Tower Building

Street number and Street name

Australia Square

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

DX Number:

DX City/suburb:

Telephone Number

02 9236 6111

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

13 January 2004

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr D A Crawford in relation to shares allotted pursuant to the Non Executive Directors' Retirement Benefit Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID ALEXANDER CRAWFORD
Date of last notice	22 SEPTEMBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NED RBP PTY LIMITED (AS TRUSTEE FOR THE SHARES ALLOTTED UNDER THE NON EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN APPROVED BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING HELD ON 2 NOVEMBER 2000)
Date of change	2 JANUARY 2004
No. of securities held prior to change	2,853
Class	ORDINARY SHARES
Number acquired	3,426
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.948 PER SHARE
No. of securities held after change	6,279
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	COMPANY ALLOTMENT

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

13 January 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr G G Edington in relation to shares allotted pursuant to the Non Executive Directors' Retirement Benefit Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEORGE GORDON EDINGTON
Date of last notice	6 JANUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NED RBP PTY LIMITED (AS TRUSTEE FOR THE SHARES ALLOTTED UNDER THE NON EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN APPROVED BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING HELD ON 2 NOVEMBER 2000)
Date of change	2 JANUARY 2004
No. of securities held prior to change	3,355
Class	ORDINARY SHARES
Number acquired	1,461
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.948 PER SHARE
No. of securities held after change	4,816
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	COMPANY ALLOTMENT

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

13 January 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr P C Goldmark in relation to shares allotted pursuant to the Non Executive Directors' Retirement Benefit Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER CARL GOLDMARK
Date of last notice	30 APRIL 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NED RBP PTY LIMITED (AS TRUSTEE FOR THE SHARES ALLOTTED UNDER THE NON EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN APPROVED BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING HELD ON 2 NOVEMBER 2000)
Date of change	2 JANUARY 2004
No. of securities held prior to change	3,892
Class	ORDINARY SHARES
Number acquired	1,549
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.948 PER SHARE
No. of securities held after change	5,441
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	COMPANY ALLOTMENT

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Lend Lease
CORPORATION

13 January 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr R A Longes in relation to shares allotted pursuant to the Non Executive Directors' Retirement Benefit Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD ANTHONY LONGES
Date of last notice	22 SEPTEMBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NED RBP PTY LIMITED (AS TRUSTEE FOR THE SHARES ALLOTTED UNDER THE NON EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN APPROVED BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING HELD ON 2 NOVEMBER 2000)
Date of change	2 JANUARY 2004
No. of securities held prior to change	6,711
Class	ORDINARY SHARES
Number acquired	2,003
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9.948 PER SHARE
No. of securities held after change	8,714
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	COMPANY ALLOTMENT

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

13 January 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Nineteen (19) pages

Dear Sir

Re: Stock Exchange Announcement – Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in Stockland.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J Sharpe
Company Secretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: Stockland
ACN/ARSN:

1. **Details of substantial holder (1)**

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on 02/01/04
The previous notice was given to the company on 29/04/03
The previous notice was dated 29/04/03

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	67,677,842	7.56%	77,258,636	6.43%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 13/01/04

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

- Lend Lease (No. 2) Limited
- Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
- Civic Shopping Centres Limited
- Lend Lease (UK) Management Services Limited
- Lend Lease Norwich Limited
- Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
- Lend Lease Central Europe SP Zoo
- Lend Lease Espana S.A.
- Lend Lease Belvedere Limited
- Meridian Delta Limited
- Lend Lease Development (US) Inc
- San Francisco Cruise Terminal, LLC
- Lend Lease Chapelfield Partnerhsip
- Lend Lease China (HK) Limited
- Peninsula LP Limited

Real Estate Investments - Australia

- Lend Lease Management (NSW) Pty Limited
- Lend Lease Real Estate Investment Limited
- GPT Management Limited
- Lend Lease Property Management (Australia) Limited
- Lend Lease CBD Projects Pty Limited
- Lend Lease Property Management Pty Limited
- Lend Lease USOT Management Limited
- Lend Lease Capital Services Limited
- LLSP Pty Limited
- Roma Street Operations Pty Limited
- Growth Equities Mutual Property Management Pty Limited
- Growth Equities Services Pty Limited
- Growth Equities Services Trust
- DPT Operator Pty Limited
- DPPT Operator Pty Limited
- Lend Lease Asia Investments Pty Limited
- Lend Lease Securities and Investment Pty Ltd
- Homemaker Property Management Pty Ltd
- Homemaker Retail Management Limited
- Lend Lease Asia Water Pty Limited

Real Estate Investments - International

- REIS (NZ) Limited
- REIS Holdings (NZ) Limited
- Lend Lease Property Management (Singapore) Pte Limited
- Lend Lease Real Estate Investment Services Asia Pte Limited
- Lend Lease Asia Holdings Pte Limited
- Vita Lend Lease Limited
- Lend Lease US Investments Limited
- Lend Lease Real Estate Investment Services Limited
- Lend Lease Real Estate Investments Limited
- Lend Lease Europe GP Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	18,325,148
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	21,936,429
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	15,535,938
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,350,589
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	10,529,738
Balance as at 28/04/03			67,677,842

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
28/04/03	Sale	(45,166)	5.02	(9,000)
28/04/03	Sale	(115,423)	5.02	(23,000)
28/04/03	Sale	(70,258)	5.02	(14,000)
28/04/03	Sale	(469,020)	5.02	(93,460)
28/04/03	Sale	(275,550)	5.01	(55,000)
28/04/03	Sale	(396,454)	5.02	(79,000)
28/04/03	Sale	(225,450)	5.01	(45,000)
29/04/03	Sale	(76,401)	5.03	(15,189)
30/04/03	Sale	(75,450)	5.03	(15,000)
30/04/03	Sale	(45,270)	5.03	(9,000)
30/04/03	Sale	(752,785)	5.03	(149,659)
30/04/03	Sale	(548,270)	5.03	(109,000)
30/04/03	Sale	(196,170)	5.03	(39,000)
30/04/03	Sale	(55,330)	5.03	(11,000)
02/05/03	Sale	(149,916)	5.03	(29,796)
02/05/03	Sale	(60,480)	5.04	(12,000)
02/05/03	Sale	(85,534)	5.03	(17,000)
02/05/03	Sale	(35,280)	5.04	(7,000)
02/05/03	Sale	(674,208)	5.03	(134,000)
02/05/03	Sale	(277,200)	5.04	(55,000)
02/05/03	Sale	(940,872)	5.03	(187,000)
02/05/03	Sale	(389,108)	5.04	(77,204)
02/05/03	Sale	(784,898)	5.03	(156,000)
02/05/03	Sale	(327,600)	5.04	(65,000)
02/05/03	Sale	(216,350)	5.03	(43,000)
02/05/03	Sale	(90,720)	5.04	(18,000)
02/05/03	Sale	(60,377)	5.03	(12,000)

ANNEXURE 2

This is page 2 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
05/05/03	Sale	(85,768)	5.05	(17,000)
05/05/03	Sale	(50,452)	5.05	(10,000)
05/05/03	Sale	(398,571)	5.05	(79,000)
05/05/03	Sale	(549,927)	5.05	(109,000)
05/05/03	Sale	(464,158)	5.05	(92,000)
05/05/03	Sale	(126,130)	5.05	(25,000)
08/05/03	Sale	(35,420)	5.06	(7,000)
08/05/03	Sale	(25,300)	5.06	(5,000)
08/05/03	Sale	(101,200)	5.06	(20,000)
08/05/03	Sale	(141,680)	5.06	(28,000)
08/05/03	Sale	(50,600)	5.06	(10,000)
08/05/03	Sale	(25,300)	5.06	(5,000)
20/05/03	Sale	(2,344,022)	5.10	(460,000)
26/05/03	Sale	(62,640)	5.22	(12,000)
26/05/03	Sale	(39,150)	5.22	(7,500)
26/05/03	Sale	(297,540)	5.22	(57,000)
26/05/03	Sale	(438,480)	5.22	(84,000)
26/05/03	Sale	(339,300)	5.22	(65,000)
26/05/03	Sale	(93,960)	5.22	(18,000)
26/05/03	Sale	(33,930)	5.22	(6,500)
30/05/03	Purchase	292,600	5.32	55,000
30/05/03	Purchase	164,920	5.32	31,000
30/05/03	Purchase	1,250,200	5.32	235,000
30/05/03	Purchase	1,729,000	5.32	325,000
30/05/03	Purchase	1,611,960	5.32	303,000
30/05/03	Purchase	425,600	5.32	80,000
30/05/03	Purchase	111,720	5.32	21,000
12/06/03	Purchase	156,300	5.21	30,000
12/06/03	Purchase	208,400	5.21	40,000
12/06/03	Purchase	156,300	5.21	30,000
26/06/03	Purchase	2,730,040	5.21	524,000
26/06/03	Purchase	1,609,890	5.21	309,000
26/06/03	Purchase	11,837,120	5.21	2,272,000
26/06/03	Purchase	16,593,850	5.21	3,185,000
26/06/03	Purchase	13,962,800	5.21	2,680,000
26/06/03	Purchase	4,324,300	5.21	830,000
26/06/03	Purchase	1,042,000	5.21	200,000
26/06/03	Sale	(2,730,040)	5.21	(524,000)
26/06/03	Sale	(1,609,890)	5.21	(309,000)
26/06/03	Sale	(11,837,120)	5.21	(2,272,000)
26/06/03	Sale	(16,593,850)	5.21	(3,185,000)
26/06/03	Sale	(13,962,800)	5.21	(2,680,000)
26/06/03	Sale	(4,324,300)	5.21	(830,000)
26/06/03	Sale	(1,042,000)	5.21	(200,000)
27/06/03	Purchase	239,520	4.99	48,000
27/06/03	Purchase	149,700	4.99	30,000
27/06/03	Purchase	189,620	4.99	38,000

ANNEXURE 2

This is page 3 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
27/06/03	Purchase	374,250	4.99	75,000
27/06/03	Purchase	109,780	4.99	22,000
01/07/03	Purchase	164,670	4.99	33,000
01/07/03	Purchase	99,800	4.99	20,000
01/07/03	Purchase	1,037,920	4.99	208,000
01/07/03	Purchase	883,230	4.99	177,000
01/07/03	Purchase	244,510	4.99	49,000
01/07/03	Purchase	64,870	4.99	13,000
09/07/03	Purchase	2,562,278	5.06	506,379
09/07/03	Purchase	1,507,349	5.06	297,895
09/07/03	Purchase	11,806,994	5.06	2,333,398
09/07/03	Purchase	16,274,367	5.06	3,216,278
09/07/03	Purchase	13,642,170	5.06	2,696,081
09/07/03	Purchase	3,768,572	5.06	744,777
09/07/03	Purchase	1,119,302	5.06	221,206
11/07/03	Purchase	759,000	5.06	150,000
07/08/03	Sale	(182,410)	4.93	(37,000)
07/08/03	Sale	(108,460)	4.93	(22,000)
07/08/03	Sale	(793,730)	4.93	(161,000)
07/08/03	Sale	(493,000)	4.93	(100,000)
07/08/03	Sale	(1,025,440)	4.93	(208,000)
07/08/03	Sale	(1,133,900)	4.93	(230,000)
07/08/03	Sale	(266,220)	4.93	(54,000)
07/08/03	Sale	(187,340)	4.93	(38,000)
29/08/03	Purchase	43,227	4.81	8,987
29/08/03	Purchase	472,626	4.81	98,259
29/08/03	Purchase	25,488	4.81	5,299
29/08/03	Purchase	278,052	4.81	57,807
29/08/03	Purchase	187,436	4.81	38,968
29/08/03	Purchase	2,099,450	4.81	436,476
29/08/03	Purchase	262,761	4.81	54,628
29/08/03	Purchase	3,554,523	4.81	738,986
29/08/03	Purchase	221,096	4.81	45,966
29/08/03	Purchase	2,535,577	4.81	527,147
29/08/03	Purchase	68,470	4.81	14,235
29/08/03	Purchase	683,895	4.81	142,182
29/08/03	Purchase	185,310	4.81	38,526
29/08/03	Purchase	16,498	4.81	3,430
03/09/03	Purchase	116,000	4.64	25,000
03/09/03	Purchase	78,880	4.64	17,000
03/09/03	Purchase	422,240	4.64	91,000
03/09/03	Purchase	580,000	4.64	125,000
03/09/03	Purchase	162,400	4.64	35,000
03/09/03	Purchase	32,480	4.64	7,000
04/09/03	Sale	(42,688)	4.75	(8,987)
04/09/03	Sale	(466,730)	4.75	(98,259)
04/09/03	Sale	(25,170)	4.75	(5,299)

ANNEXURE 2

This is page 4 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
04/09/03	Sale	(185,098)	4.75	(38,968)
04/09/03	Sale	(2,073,261)	4.75	(436,476)
04/09/03	Sale	(259,483)	4.75	(54,628)
04/09/03	Sale	(3,510,184)	4.75	(738,986)
04/09/03	Sale	(218,339)	4.75	(45,966)
04/09/03	Sale	(2,503,948)	4.75	(527,147)
04/09/03	Sale	(67,616)	4.75	(14,235)
04/09/03	Sale	(675,365)	4.75	(142,182)
04/09/03	Sale	(182,999)	4.75	(38,526)
04/09/03	Sale	(16,293)	4.75	(3,430)
04/09/03	Purchase	42,688	4.75	8,987
04/09/03	Purchase	466,730	4.75	98,259
04/09/03	Purchase	25,170	4.75	5,299
04/09/03	Purchase	274,583	4.75	57,807
04/09/03	Purchase	185,098	4.75	38,968
04/09/03	Purchase	2,073,261	4.75	436,476
04/09/03	Purchase	259,483	4.75	54,628
04/09/03	Purchase	3,510,184	4.75	738,986
04/09/03	Purchase	218,339	4.75	45,966
04/09/03	Purchase	2,503,948	4.75	527,147
04/09/03	Purchase	67,616	4.75	14,235
04/09/03	Purchase	675,365	4.75	142,182
04/09/03	Purchase	182,999	4.75	38,526
04/09/03	Purchase	16,293	4.75	3,430
10/09/03	Sale	(2,216,968)	4.75	(466,730)
10/09/03	Sale	(202,768)	4.75	(42,688)
10/09/03	Purchase	205,329	4.81	42,688
10/09/03	Purchase	2,244,971	4.81	466,730
10/09/03	Sale	(119,558)	4.75	(25,170)
10/09/03	Sale	(1,304,269)	4.75	(274,583)
10/09/03	Purchase	121,068	4.81	25,170
10/09/03	Purchase	1,320,744	4.81	274,583
10/09/03	Sale	(879,216)	4.75	(185,098)
10/09/03	Sale	(9,847,990)	4.75	(2,073,261)
10/09/03	Purchase	890,321	4.81	185,098
10/09/03	Purchase	9,972,385	4.81	2,073,261
10/09/03	Purchase	1,248,113	4.81	259,483
10/09/03	Purchase	16,883,985	4.81	3,510,184
10/09/03	Sale	(1,232,544)	4.75	(259,483)
10/09/03	Sale	(16,673,374)	4.75	(3,510,184)
10/09/03	Purchase	1,050,211	4.81	218,339
10/09/03	Purchase	12,043,990	4.81	2,503,948
10/09/03	Sale	(1,037,110)	4.75	(218,339)
10/09/03	Sale	(11,893,753)	4.75	(2,503,948)
10/09/03	Sale	(321,176)	4.75	(67,616)
10/09/03	Sale	(3,207,984)	4.75	(675,365)
10/09/03	Purchase	325,233	4.81	67,616

ANNEXURE 2

This is page 5 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
10/09/03	Purchase	3,248,506	4.81	675,365
10/09/03	Sale	(869,245)	4.75	(182,999)
10/09/03	Sale	(77,392)	4.75	(16,293)
10/09/03	Purchase	880,225	4.81	182,999
10/09/03	Purchase	78,369	4.81	16,293
15/09/03	Sale	(532,068)	4.81	(110,617)
18/09/03	Purchase	0	0.00	1
18/09/03	Purchase	0	0.00	1
18/09/03	Sale	0	0.00	(1)
18/09/03	Sale	0	0.00	(1)
19/09/03	Purchase	930,000	4.65	200,000
19/09/03	Purchase	548,700	4.65	118,000
19/09/03	Purchase	4,026,900	4.65	866,000
19/09/03	Purchase	6,412,350	4.65	1,379,000
19/09/03	Purchase	4,956,900	4.65	1,066,000
19/09/03	Purchase	1,362,450	4.65	293,000
19/09/03	Purchase	362,700	4.65	78,000
26/09/03	Purchase	87,400	4.60	19,000
26/09/03	Purchase	41,400	4.60	9,000
26/09/03	Purchase	446,200	4.60	97,000
26/09/03	Purchase	460,000	4.60	100,000
26/09/03	Purchase	124,200	4.60	27,000
29/09/03	Purchase	912,000	4.56	200,000
29/09/03	Purchase	538,080	4.56	118,000
29/09/03	Purchase	3,948,960	4.56	866,000
29/09/03	Purchase	6,288,240	4.56	1,379,000
29/09/03	Purchase	4,860,960	4.56	1,066,000
29/09/03	Purchase	1,336,080	4.56	293,000
29/09/03	Purchase	355,680	4.56	78,000
29/09/03	Sale	(912,000)	4.56	(200,000)
29/09/03	Sale	(538,080)	4.56	(118,000)
29/09/03	Sale	(3,948,960)	4.56	(866,000)
29/09/03	Sale	(6,288,240)	4.56	(1,379,000)
29/09/03	Sale	(4,860,960)	4.56	(1,066,000)
29/09/03	Sale	(1,336,080)	4.56	(293,000)
29/09/03	Sale	(355,680)	4.56	(78,000)
01/10/03	Sale	(912,000)	4.56	(200,000)
01/10/03	Sale	(538,080)	4.56	(118,000)
01/10/03	Sale	(3,948,960)	4.56	(866,000)
01/10/03	Sale	(6,288,240)	4.56	(1,379,000)
01/10/03	Sale	(4,860,960)	4.56	(1,066,000)
01/10/03	Sale	(1,336,080)	4.56	(293,000)
01/10/03	Sale	(355,680)	4.56	(78,000)
01/10/03	Purchase	912,000	4.56	200,000
01/10/03	Purchase	538,080	4.56	118,000
01/10/03	Purchase	3,948,960	4.56	866,000
01/10/03	Purchase	6,288,240	4.56	1,379,000

ANNEXURE 2

This is page 6 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
01/10/03	Purchase	1,336,080	4.56	293,000
01/10/03	Purchase	355,680	4.56	78,000
09/10/03	Sale	(172,915)	4.80	(36,000)
09/10/03	Sale	(100,867)	4.80	(21,000)
09/10/03	Sale	(1,633,088)	4.80	(340,000)
09/10/03	Sale	(384,256)	4.80	(80,000)
09/10/03	Sale	(278,586)	4.80	(58,000)
15/10/03	Sale	(244,500)	4.89	(50,000)
21/10/03	Sale	(543,900)	4.90	(111,000)
21/10/03	Sale	(338,605)	4.90	(69,103)
21/10/03	Sale	(210,700)	4.90	(43,000)
22/10/03	Sale	(551,040)	4.92	(112,000)
23/10/03	Sale	(232,598)	4.95	(47,000)
23/10/03	Sale	(138,569)	4.95	(28,000)
23/10/03	Sale	(979,882)	4.95	(198,000)
23/10/03	Sale	(1,425,283)	4.95	(288,000)
23/10/03	Sale	(1,237,225)	4.95	(250,000)
23/10/03	Sale	(341,474)	4.95	(69,000)
23/10/03	Sale	(98,978)	4.95	(20,000)
29/10/03	Sale	(686,000)	4.90	(140,000)
03/11/03	Sale	(116,400)	4.85	(24,000)
03/11/03	Sale	(67,900)	4.85	(14,000)
03/11/03	Sale	(485,000)	4.85	(100,000)
03/11/03	Sale	(708,100)	4.85	(146,000)
03/11/03	Sale	(615,950)	4.85	(127,000)
03/11/03	Sale	(169,750)	4.85	(35,000)
03/11/03	Sale	(43,650)	4.85	(9,000)
05/11/03	Sale	(189,540)	4.86	(39,000)
05/11/03	Sale	(272,160)	4.86	(56,000)
05/11/03	Sale	(238,140)	4.86	(49,000)
05/11/03	Sale	(29,160)	4.86	(6,000)
17/11/03	Sale	(1,928,000)	4.82	(400,000)
17/11/03	Sale	(260,796)	4.82	(54,088)
18/11/03	Sale	(169,050)	4.83	(35,000)
18/11/03	Sale	(966,000)	4.83	(200,000)
18/11/03	Sale	(338,100)	4.83	(70,000)
18/11/03	Sale	(217,350)	4.83	(45,000)
20/11/03	Sale	(53,452)	4.86	(11,000)
20/11/03	Sale	(38,874)	4.86	(8,000)
20/11/03	Sale	(194,372)	4.86	(40,000)
20/11/03	Sale	(335,292)	4.86	(69,000)
20/11/03	Sale	(242,965)	4.86	(50,000)
20/11/03	Sale	(77,749)	4.86	(16,000)
20/11/03	Sale	(29,156)	4.86	(6,000)
27/11/03	Purchase	307,440	5.04	61,000
27/11/03	Sale	(307,440)	5.04	(61,000)
01/12/03	Purchase	275,000	5.00	55,000

ANNEXURE 2

This is page 7 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
09/12/03	Sale	(871,500)	5.25	(166,000)
09/12/03	Sale	(682,500)	5.25	(130,000)
09/12/03	Sale	(614,250)	5.25	(117,000)
09/12/03	Sale	(168,000)	5.25	(32,000)
09/12/03	Sale	(42,000)	5.25	(8,000)
10/12/03	Sale	(445,200)	5.30	(84,000)
10/12/03	Sale	(528,000)	5.28	(100,000)
10/12/03	Sale	(614,800)	5.30	(116,000)
11/12/03	Sale	(1,300,000)	5.20	(250,000)
16/12/03	Purchase	1,089,680	5.14	212,000
16/12/03	Sale	(1,089,680)	5.14	(212,000)
17/12/03	Sale	(313,644)	5.23	(60,000)
17/12/03	Sale	(2,232,100)	5.23	(427,000)
18/12/03	Sale	(316,200)	5.27	(60,000)
18/12/03	Sale	(1,001,300)	5.27	(190,000)
23/12/03	Purchase	1,066,000	5.33	200,000
23/12/03	Purchase	571,621	5.33	107,246
23/12/03	Purchase	628,940	5.33	118,000
23/12/03	Purchase	336,355	5.33	63,106
23/12/03	Purchase	4,615,780	5.33	866,000
23/12/03	Purchase	2,534,117	5.33	475,444
23/12/03	Purchase	7,350,070	5.33	1,379,000
23/12/03	Purchase	3,640,374	5.33	682,997
23/12/03	Purchase	5,681,780	5.33	1,066,000
23/12/03	Purchase	3,054,692	5.33	573,113
23/12/03	Purchase	1,561,690	5.33	293,000
23/12/03	Purchase	833,703	5.33	156,417
23/12/03	Purchase	415,740	5.33	78,000
23/12/03	Purchase	223,625	5.33	41,956
23/12/03	Sale	(571,621)	5.33	(107,246)
23/12/03	Sale	(336,355)	5.33	(63,106)
23/12/03	Sale	(2,534,117)	5.33	(475,444)
23/12/03	Sale	(3,640,374)	5.33	(682,997)
23/12/03	Sale	(3,054,692)	5.33	(573,113)
23/12/03	Sale	(833,703)	5.33	(156,417)
23/12/03	Sale	(223,625)	5.33	(41,956)
23/12/03	Sale	(1,066,000)	5.33	(200,000)
23/12/03	Sale	(628,940)	5.33	(118,000)
23/12/03	Sale	(4,615,780)	5.33	(866,000)
23/12/03	Sale	(7,350,070)	5.33	(1,379,000)
23/12/03	Sale	(5,681,780)	5.33	(1,066,000)
23/12/03	Sale	(1,561,690)	5.33	(293,000)
23/12/03	Sale	(415,740)	5.33	(78,000)
24/12/03	Sale	(131,250)	5.25	(25,000)
24/12/03	Sale	(183,750)	5.25	(35,000)
24/12/03	Sale	(1,821,995)	5.21	(350,000)
24/12/03	Sale	(262,500)	5.25	(50,000)
		(262,500)	5.25	(50,000)

ANNEXURE 2

This is page 8 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
24/12/03	Sale	(183,750)	5.25	(35,000)
24/12/03	Sale	(26,250)	5.25	(5,000)
29/12/03	Sale	(79,050)	5.27	(15,000)
29/12/03	Sale	(105,400)	5.27	(20,000)
30/12/03	Purchase	0	5.26	0
30/12/03	Sale	(357,680)	5.26	(68,000)
30/12/03	Sale	(36,820)	5.26	(7,000)
Balance as at 13/01/04 (refer below)				**77,258,636**
Number of units on issue				**1,201,530,000**
Percentage of issued units held				**6.43%**

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	22,180,341
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	23,328,002
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	17,177,781
Lend Lease Group	Cogent Nominees on behalf of **WOW Super**	B	1,607,250
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	12,965,262
Balance as at 13/01/04			77,258,636

ANNEXURE 2

This is page 9 of 9 pages of Annexure 2 referred to in Form 604 signed by me and dated 13/01/04.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super" means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super
National Nominees Limited	Victoria State Superannuation Fund